

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2020

Rohan Palekar
Chief Executive Officer
89bio, Inc.
142 Sansome Street, 2nd Floor
San Francisco, California 94104

> **Re: 89bio, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 25, 2020**
> **CIK No. 0001785173**

Dear Mr. Palekar:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay at (202) 551-7237 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan Murr